Mail Stop 3561

June 20, 2006

<u>By Facsimile and U.S. Mail</u>

Mr. Thomas Fanning
Chief Financial Officer
The Southern Company
30 Ivan Allen Jr. Boulevard NW
Atlanta, GA 30308

      Re: **The Southern Company**
                  Form 10-K for the year ended December 31, 2005
                  Filed February 27, 2006
                  File No. 1-3526

                  Alabama Power Company
                  Form 10-K for the year ended December 31, 2005
                  Filed February 27, 2006
                  File No. 1-3164

                  Georgia Power Company
                  Form 10-K for the year ended December 31, 2005
                  Filed February 27, 2006
                  File No. 1-6468

                  Gulf Power Company
                  Form 10-K for the year ended December 31, 2005
                  Filed February 27, 2006
                  File No. 0-2429

                  Mississippi Power Company
                  Form 10-K for the year ended December 31, 2005
                  Filed February 27, 2006
                  File No. 001-11229

                  Savannah Electric and Power Company
                  Form 10-K for the year ended December 31, 2005
                  Filed February 27, 2006
                  File No. 1-5072

Southern Power Company
Form 10-K for the year ended December 31, 2005
Filed February 27, 2006
File No. 333-98553

Dear Mr. Fanning:

We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated June 2, 2006. Our review resulted in the following accounting comments.

1. We have read your response to comment one of our letter dated May 15, 2006. Please address the following issues related to your partnership in Alabama Fuel Products, LLC (AFP):

    a. We believe that condition two to paragraph 4h of FIN 46 (R) should be based primarily on a *qualitative* assessment. The fact pattern presented regarding the "substantially all" issue indicates that you purchase 85% of the synfuel produced by the venture, and provide materials and services to the partnership; presumably the raw materials. Please advise as to the percentage of materials you provide to AFP. Accordingly, it appears that several indicators are present that suggest the activities of AFP are conducted primarily on behalf of Southern. Therefore, we are not clear how AFP meets the business exception under FIN 46 (R). If you do not concur, please explain your rationale. Otherwise please address the paragraph 5 criteria in FIN 46 (R). If you conclude that AFP is a variable interest entity, then please indicate to us who the primary beneficiary is, and how you reached your conclusion. Furthermore, please provide to us any computations, and related analysis, to reach your conclusion regarding this issue.

    b. Please tell us the percentage of losses, or future capital contributions, you are required to make to AFP. In this regard, you state in your response that you have a 30% interest in AFP. Explain how the payments to the previous owners regarding the thermal content of the synthetic fuel are calculated and whether that was considered in your expected loss calculation. Lastly, please tell us how the tax benefits are allocated between the parties and how that allocation factored into your analysis.

2. We have read your response to comment two of our letter dated May 15, 2006. If you are aware of any companies in the industry that reflect changes in construction payables as an investing cash flow activity, please identify such companies. In any event, please support your classification of such items as investing cash flows in your Statements of Cash Flows. We may have further comment.

3. We have read your response to comment three of our letter dated May 15, 2006. We are unclear the reason for your reference to a 20% materiality threshold, which is the threshold percentage test in Article 11 of Regulation S-X for a significant acquisition.

We believe the evaluation of materiality should be based on SAB 99 which contains a quantitative threshold of 5%. Accordingly, please provide the pro forma disclosures required by paragraph 58 (b) of SFAS no. 141 in your June 30, 2006 Form 10-Q or advise in detail.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3849. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 551-3725.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant